(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For period ended: March 31, 2005
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Mad Catz Interactive, Inc.

Full Name of Registrant

7480 Mission Valley Road

Suite 101

Address of principal executive office (Street and Number)

San Diego, CA 92108

City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported, during the fourth quarter of fiscal 2005, the Registrant determined that it no longer met the criteria to continue filing as a “foreign private issuer” under the Securities Exchange Act of 1934. Accordingly, with the release of its fiscal 2005 fourth quarter and full year results, the Registrant began preparing its financial statements and reporting its results in accordance with accounting principles generally accepted in the United States (as opposed to accounting principles generally accepted in Canada which was previously followed) and began preparing to file its Annual Report on Form 10-K (as opposed to Form 20-F which was previously used).

The Registrant was unable to complete and file its Annual Report on Form 10-K for its 2005 fiscal year by the prescribed filing date of June 29, 2005 without unreasonable effort and expense because additional time is required to finalize and audit the Registrant’s consolidated financial statements as a result of the Registrant changing from a foreign private issuer to a domestic issuer and the related requirement that the Registrant’s consolidated financial statements now be prepared under accounting principles generally accepted in the United States. The Registrant expects that the Annual Report on Form 10-K, along with the audited financial statements, will be filed on or before July 14, 2005, the 15th calendar day following the prescribed due date of the Registrant’s Form 10-K.

The Registrant does not believe that the delay will result in any change to its fiscal 2005 financial results which were filed with the Securities and Exchange Commission on Form 8-K on June 9, 2005.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Cyril Talbot III (Name)	(619) (Area Code)	683-9830 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MAD CATZ INTERACTIVE, INC.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	June 29, 2005	By:	/s/ CYRIL TALBOT III
Cyril Talbot III, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.